Exhibit 99.5

WESTERN WIND ENERGY CORP.
Suite 1328 – 885 West Georgia Street

Vancouver, BC  V6C 3E8

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT MAY 7, 2008 FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 11, 2008 (THE “MEETING”).

This Information Circular is furnished in connection with the solicitation of proxies by management of Western Wind Energy Corp. (“Western Wind”) for use at the Meeting (or any adjournment thereof), at the time and place and for the purposes set forth in the Notice of Meeting.  It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or arms-length third parties appointed by Western Wind.  Management is unable at this time to accurately estimate what the cost of such solicitation may be.

All costs of this solicitation will be borne by Western Wind.

We will also pay the broker-dealers, banks or other nominee members of record of Western Wind their reasonable expenses in mailing copies of the foregoing material to beneficial owners of shares.

All dollar amounts in this Information Circular are in Canadian currency unless otherwise specified.

RECORD DATE

Our directors have set May 7, 2008 as the record date for determining which shareholders shall be entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on May 7, 2008, who either attend the meeting personally or complete and deliver the Form of Proxy in the manner and subject to the provisions discussed below, will be entitled to vote or to have their shares voted at the Meeting.

APPOINTMENT OF PROXYHOLDERS AND REVOCATION OF PROXIES

The persons named in the Form of Proxy as proxyholders are directors of Western Wind.  A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper form of proxy.  In either case, the completed proxy must be delivered to the office of Pacific Corporate Trust Company, 2nd Floor, 510 Burrard Street, Vancouver, BC  V6C 3B9, not less than 48 hours (excluding Saturdays and holidays) before the time fixed or any adjournment thereof at which the Proxy is to be used.

A shareholder who has given a proxy may revoke it by an instrument in writing, duly executed by the shareholder or where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation and delivered to our registered office, Suite 1925 – 700 West Georgia Street, Vancouver BC  V7Y 1A1, at any time up to and including the last business day that precedes the day of the Meeting or, if adjourned, the day that precedes any reconvening thereof, or to the Chairman of the Meeting, on the day of the Meeting or, if adjourned, any reconvening thereof, or in any manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

VOTING OF PROXIES

If the Form of Proxy is completed, signed and delivered as prescribed above, the persons named as proxyholders in the Form of Proxy will vote or withhold from voting the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them.  The Form of Proxy confers discretionary authority upon the proxyholders with respect to all other matters or variations to matters which may properly come before the Meeting or an adjournment thereof.  As of the date of this Information Circular, management knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting; however, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the Proxy.

If no choice is specified by a shareholder in the Form of Proxy with respect to a matter identified in the Form of Proxy or any amendment or variations to such matters, it is intended that the person designated by management in the Form of Proxy will vote the shares therein represented in favour of each matter identified on the Form of Proxy and for the nominees of management for directors and auditors.

BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own name.  Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of Western Wind as the registered holders of common shares can be recognized and acted upon at the Meeting.  If common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those common shares will not be registered in the Beneficial Shareholder’s name on the records of Western Wind.  Such common shares will more likely be registered under the name of the Beneficial Shareholder’s broker or an agent of that broker.  In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders.  Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.  Often the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by Western Wind.  However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Services (“Broadridge”).  Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example).

Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting.  A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting.  The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted.

This Information Circular and accompanying materials are being sent to both registered shareholders and Beneficial Shareholders.  Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBO’s”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBO’s”).  Subject to the provision of National Instrument 54-101 – Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54- 101”) issuers may request and obtain a list of their NOBO’s from intermediaries via their transfer agents.  If you are a Beneficial Shareholder, and Western Wind or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

Western Wind has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy related materials directly to its NOBO’s.  By choosing to send these materials to you directly, Western Wind (and not the intermediary holding common shares on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  As a result, if you are a NOBO of Western Wind, you can expect to receive a scannable Voting Instruction Form (“VIF”) from the Transfer Agent.  Please complete and return the VIF to the Transfer Agent in the envelope provided or by facsimile.  In addition, telephone voting and internet voting can be found in the VIF. The Transfer Agent will tabulate the results of the VIF’s received from Western Wind’s NOBO’s and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIF’s they receive.

Western Wind’s OBO’s can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity.  Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.  Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As May 7, 2008, there were a total of 29,721,021 common shares outstanding.  Each common share entitles the holder thereof to one vote.

To the knowledge of our directors and executive officers the only parties who own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the votes attached to our issued and outstanding common shares are as follows:

Name	No. of Common Shares Owned	Percent of Class(2)
CDS & Co.(1) P.O Box 1038 Station A, 25 The Esplanade Toronto, Ontario M5W 1G5	24,874,335	83.69%

(1)

Management is unaware of the beneficial ownership of the shares registered in the above name although certain of these figures may include shares owned by management and other insiders registered in brokerage houses.

(2)

The percentage is determined based on the number of outstanding common shares.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed in this Information Circular, no director, executive officer, proposed management nominee, or any associate or affiliate thereof has any material interest, direct or indirect, by way of beneficial ownership of shares of Western Wind or otherwise in the matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

FIXING THE SIZE OF THE BOARD OF DIRECTORS

It is intended that the number of directors to be elected by the shareholders be established at six (6).  This requires the approval of the shareholders of Western Wind by an ordinary resolution which approval will be sought at the Meeting.

ELECTION OF DIRECTORS

At the Meeting, shareholders will be called upon to elect six (6) directors for the ensuing year or until their successors are duly elected or appointed, unless the director’s office is earlier vacated in accordance with the Articles of Western Wind, or unless the director becomes disqualified to act.  While management does not contemplate that any of its nominees will be unable to serve as a director, if any management nominee should become unavailable, the Form of Proxy will be voted for substitute nominees as may be nominated by management.  Set forth below is information regarding each management nominee for election at the Meeting as a director of Western Wind:

Name and Present Position with Western Wind and Residence	Principal Occupation or Employment and, if not an Elected Director, Occupation During the Past Five Years	Director Since	Approximate Number of Shares Beneficially Owned Directly or Indirectly as of the Date Hereof (4)
Jeffrey J. Ciachurski (4) Coquitlam, BC Canada Chief Executive Officer and Director	CEO of Western Wind.	February 25, 1998	839,516
Claus Andrup (1) (3) (4) Maple Ridge, BC Canada Director	President of Andrup Corporate Consultants Inc. (formerly, Andrup & Associates), a public relations firm, since 1980; President of Oretech Resources Inc., a private company, since June 2007.	February 25, 1998	166,666
Robert C. Bryce (1) (2) (3) Val-d’Or, Quebec Canada Director	President and director since 1996 of Abitex Resources, a public company trading on the TSX Venture Exchange.	October 25, 2000	391,866
J. Michael Boyd (2) (4) Tucson, Arizona USA Director	President and director of Verde Resources Corporation since July 23, 2002.	February 11, 2005	140,000
Cash A. Long Bakersfield, California USA Director	Treasurer/CFO of Mogul Energy Corp., a private company, since March 1989.	July 22, 2005	446,166
V. John Wardlow (1) (2) (3) Surrey, BC Canada Director	Stunt Coordinator and Stunt Performer for Double Action Stunts Inc. since July 1980.	September 25, 2006	268,000

(1)

Member of the Audit Committee.

(2)

Member of the Compensation Committee.

(3)

Member of the Corporate Governance Committee.

(4)

Member of the Corporate Disclosure Committee.

(5)

Based on information provided by the Directors.

Western Wind does not have an executive committee of the Board.

STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, Disclosure of Corporate Governance Practices, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the “Guidelines”) adopted in National Policy 58-201.  These Guidelines are not prescriptive, but have been used by Western Wind in developing our corporate governance policy (the “Corporate Governance Policy”).  Our approach to corporate governance is set out below.

Board of Directors

Our Board currently consists of six (6) directors:  J. Michael Boyd, the Chairman of the Board, Jeffrey J. Ciachurski, our Chief Executive Officer, Cash A. Long, Claus Andrup, Robert C. Bryce and V. John Wardlow.

The Guidelines suggest that the board of every listed company should be constituted with a majority of individuals who qualify as “independent” directors.  A director is independent if the individual has no direct or indirect material relationship with Western Wind which could, in the view of our Board, be reasonably expected to interfere with the exercise of a director’s independent judgment whether on the Board or a committee of the Board.  Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of Western Wind or any of its subsidiaries is considered to have a material relationship with Western Wind.

Of our current Board, the following members are independent:  Robert C. Bryce, V. John Wardlow and Claus Andrup.  The following members are not independent:  Jeffrey J. Ciachurski, Cash A. Long and J. Michael Boyd.  Mr. Ciachurski is not independent as he is the Chief Executive Officer of Western Wind.  Mr. Long is not independent as he receives consulting fees from Verde Resources Corporation (“Verde”), a wholly owned subsidiary of Western Wind.  Mr. Boyd is not independent as he is the President of Verde.

Directorships

The following table sets forth the directors of Western Wind who currently serve as directors of other reporting issuers:

Name of Director	Other Reporting Issuers
Robert C. Bryce	Abitex Resources Inc. , Tagish Lake Gold Corp., Kalahari Resources Inc., Alexis Minerals Corp., Scorpio Mining Corporation, Journey Resources Corp.
Claus Andrup	Laja Capital Corporation (a Capital Pool Company)

Orientation and Continuing Education

Western Wind does not have a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with our operations and the current directors and members of management.  Directors are also encouraged and given the opportunity for continuing education.

Ethical Business Conduct

The Board has not yet adopted a formal written Code of Business Conduct and Ethics.  In recruiting new board members, the Board considers only persons with a demonstrated record of ethical business conduct.

Nomination of Directors

The Board selects new nominees to the Board, following the guidelines set out in the Corporate Governance Policy.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the CEO.

Compensation

The Compensation Committee is responsible for determining compensation for the directors and the CEO.  The process of determining compensation involves the Compensation Committee reviewing recommendations by management, assessing and identifying comparables and reviewing the circumstances under which compensation is warranted.  Following such considerations, the Committee recommends to the Board for approval the compensation of the CEO, senior executive officers and directors, including any grants of stock options.

Other Board Committees

Western Wind does not have any standing committees other than the Audit Committee, Compensation Committee, Corporate Governance Committee and Corporate Disclosure Committee.  For details on the Audit Committee please refer to the “Audit Committee” section.

Compensation Committee

The Compensation Committee responsibilities include duties to assess and make recommendations regarding Western Wind’s compensation, benefits, short term and long term incentive programs, including recommending to the Board of Directors the compensation of Western Wind’s senior officers, including the Chief Executive Officer.  The Compensation Committee also reviews and monitors Western Wind’s compensation arrangements and practices to ensure consistency between the performance of the senior officers and Western Wind, as compared to the objectives and goals of Western Wind.  The Compensation Committee also oversees the administration and grant or award of any discretionary bonus under Western Wind’s Equity Compensation Award Plan.

The Compensation Committee is comprised of three (3) directors, who are appointed annually by the Board of Directors.  A majority of the members of the members of the Compensation Committee are to be independent directors.  The Compensation Committee is currently comprised of Messrs. J. Michael Boyd, V. John Wardlow and Robert C. Bryce.  Meetings of the Compensation Committee to discharge the foregoing duties and responsibilities are held periodically, and at least once a year.  Special meetings may be convened as required upon the request of the Compensation Committee or the Chief Executive Officer.  The Compensation Committee may invite such directors, officers or employees of Western Wind, and any independent compensation consultant, as it may see fit, to attend its meetings and take part in the discussion and consideration of the affairs of the Compensation Committee.

Corporate Governance Committee

The Corporate Governance Committee is responsible for the development and supervision of Western Wind’s approach to corporate governance issues.  The Corporate Governance Committee will assist the Board in developing corporate governance guidelines, including the constitution and independence of the Board, and make recommendations to the Board with respect to corporate governance practices.

The Corporate Governance Committee is comprised of three (3) directors, who are appointed annually by the Board of Directors.  A majority of the members of the Corporate Governance Committee are to be independent directors.  The Corporate Governance Committee is currently comprised of Messrs. Claus Andrup, Robert C. Bryce and V. John Wardlow.

Corporate Disclosure Committee

The Corporate Disclosure Committee is responsible for developing, implementing and monitoring the disclosure process for Western Wind.  The Corporate Disclosure Committee will review all material non-public information for compliance, accuracy, completeness and currency and will approve all public release of material information relating to Western Wind prior to such information being disseminated to the public or filed with the applicable regulatory agencies.

The Corporate Disclosure Committee is comprised of three (3) directors, who are appointed annually by the Board of Directors.  A majority of the members of the Corporate Disclosure Committee are to be independent directors.  The Corporate Disclosure Committee is currently comprised of Messrs. Jeffrey J. Ciachurski, J. Michael Boyd and Claus Andrup.

Assessments

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant.  Based on our size, our stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time.  The entire Board is responsible for selecting new directors and assessing current directors.  A proposed director’s credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director’s nomination.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to Western Wind for the fiscal years ended December 31, 2007, January 31, 2007 and January 31, 2006 in respect of our Chief Executive Officer, Jeffrey J. Ciachurski, our Chief Financial Officer, Christopher R. Thompson, our former Chief Financial Officers, James Henning and Cash A. Long and the president of our subsidiary Verde, J. Michael Boyd.  Western Wind had no other compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of December 31, 2007 and whose total salary and bonus exceeded $150,000 during our most recently completed financial year.

The following table summarizes the compensation paid during the last three fiscal years to Messrs. Ciachurski, Henning, Long, Boyd and Thompson (the “Named Executive Officers”).

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year (2)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions (#)	LTIP Payouts ($)	All Other Compen- sation ($) (3)
Jeffrey J. Ciachurski (1) Chief Executive Officer	Dec 31 2007	Nil	700,000 (7)	12,000	100,000	Nil	Nil	247,500
	Jan 31 2007	Nil	Nil	45,808	50,000	Nil	Nil	417,723
	Jan 31 2006	Nil	Nil	Nil	Nil	Nil	Nil	131,725
Christopher R. Thompson (4) Chief Financial Officer	Dec 31 2007	Nil	Nil	Nil	275,000	Nil	Nil	19,606
James Henning (5) Former Chief Financial Officer	Dec 31 2007	Nil	Nil	Nil	100,000	Nil	Nil	206,000
	Jan 31 2007	Nil	Nil	23,576	50,000	Nil	Nil	178,540
	Jan 31 2006	Nil	Nil	Nil	250,000	Nil	Nil	117,128
Cash A. Long (6) Former Chief Financial Officer	Dec 31 2007	Nil	Nil	Nil	100,000	Nil	Nil	91,571
	Jan 31 2007	Nil	Nil	Nil	50,000	Nil	Nil	156,426
	Jan 31 2006	Nil	338,687	Nil	Nil	Nil	Nil	77,412
J. Michael Boyd (9) President of Verde and Mesa Wind	Dec 31 2007	Nil	Nil	Nil	250,000	Nil	Nil	91,571
	Jan 31 2007	Nil	Nil	Nil	50,000	Nil	Nil	66,000
	Jan 31 2006	Nil	300,000 (8)	Nil	Nil	Nil	Nil	86,825

(1)

Mr. Ciachurski has served as our Chief Executive Officer from incorporation until February 15, 2002 and from July 23, 2003 to present.

(2)

Western Wind changed its financial year end from January 31 to December 31 during 2007.

(3)

Paid pursuant to consulting agreements.  See “Management Contracts” below.

(4)

Mr. Thompson was appointed our Chief Financial Officer on November 28, 2007.

(5)

Mr. Henning served as our Chief Financial Officer for Western Wind from September 6, 2005 to November 28, 2007.

(6)

Mr. Long served as our Chief Financial Officer for Western Wind from February 15, 2002 to September 6, 2005.

(7)

At the 2005 annual and special meeting, disinterested shareholders approved the bonus, payable to Mr. Ciachurski by the issuance of 426,830 shares at a deemed price of $1.64 per share.  All of the shares were issued to Mr. Ciachurski on November 29, 2007 and were subject to a four (4) month hold period.

(8)

At the 2005 annual and special meeting, disinterested shareholders approved the bonus, payable to Mr. Boyd by the issuance of 182,930 shares at a deemed price of $1.64 per share.  The shares were issued to Mr. Boyd during the year ended January 31, 2006.

(9)

Mr. Boyd, a director and Chairman of the Board of Western Wind, is also a director and the President of both Verde Resources Corporation and Mesa Wind Power Corporation, both of which are subsidiaries of Western Wind.

Options and Share Appreciation Rights

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during the year ended December 31, 2007:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (1)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Jeffrey J. Ciachurski	100,000	6%	$1.54	$1.92	November 8, 2012
Christopher R. Thompson	275,000	16%	$1.32	$1.65	November 28, 2012
James Henning	100,000	6%	$1.54	$1.92	November 8, 2012
Cash A. Long	100,000	6%	$1.54	$1.92	November 8, 2012
J. Michael Boyd	250,000	14%	$1.54	$1.92	November 8, 2012

(1)

During the year, 1,750,000 options were granted to eligible optionees pursuant to Western Wind’s Stock Option Plan.

Aggregated Option/ SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/ SAR Values

The following table sets out details of all the incentive stock options, both exercised and unexercised, for the Named Executive Officers during the fiscal year ended December 31, 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Financial Year-End (#) Exercisable / Unexercisable	Value of Unexercised in the Money Options at Financial Year-End ($) (1) Exercisable / Unexercisable
Jeffrey J. Ciachurski	Nil	Nil	262,500 /87,500 (2)	6,375/2,125
Christopher R. Thompson	Nil	Nil	Nil /275,000 (2)	Nil/22,000
James Henning	Nil	Nil	312,500 /87,500 (2)	23,875/2,125
Cash A. Long	Nil	Nil	62,500/87,500 (2)	6,375/2,125
J. Michael Boyd	Nil	Nil	300,000 /200,000 (2)	6,375/2,125

(1)

The closing price of Western Wind’s shares on December 31, 2007, the last day of the fiscal year on which Western Wind’s shares traded, was $1.40.

(2)

Incentive Stock Options.

Termination of Employment, Change in Responsibilities and Employment Contracts

Western Wind does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer’s employment, a change of control of our company or any of our subsidiaries or a change in the Named Executive Officer’s responsibilities following a change in control, which entitle a Named Executive Officer to receive an amount, including all period payments or installments, exceeding $100,000 from Western Wind or our subsidiaries.  See “Management Contracts”.

Compensation of Directors

Other than as described elsewhere in the Information Circular, there were no arrangements during the most recently completed financial year under which our directors were compensated by Western Wind or our subsidiaries for their services in their capacity solely as directors.  See “Management Contracts”.  Directors and officers have been and may be granted stock options from time to time.

During the year ended December 31, 2007, Claus Andrup, one of our directors, was paid a fee of $24,000 for his services for acting as a board member and as a member of the Audit Committee, Corporate Governance Committee and Corporate Disclosure Committee.  Robert C. Bryce, one of our directors, was paid $21,000 for his services for acting as a board member and a member of the Audit Committee, Compensation Committee and Corporate Governance Committee.  V. John Wardlow, one of our directors, was paid $11,000 for his services for acting as a board member and a member of the Audit Committee, Compensation Committee and Corporate Governance Committee.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of Western Wind’s financial year ended December 31, 2007, all information required with respect to compensation plans under which equity securities of Western Wind are authorized for issuance:

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,325,000 (1)	$6,213,500	1,334,240 (2)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,325,000	$6,213.500	1,334,240

(1)

Options outstanding which have been granted pursuant to Western Wind’s Current Stock Option Plan.

(2)

As at December 31, 2007, 1,334,240 shares remained available for issuance under our Current Stock Option Plan.  Western Wind is seeking disinterested shareholder approval to increase the number of shares issuable under Western Wind’s New Stock Option Plan.  See “Particulars of Other Matters to be Acted Upon – Stock Option Plan”.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No executive officers, directors, employees or former executive officers, directors and employees of Western Wind or any of our subsidiaries are indebted to Western Wind or any of our subsidiaries as at April 30, 2008.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein or in the Financial Statements, no informed person of Western Wind, any proposed director of Western Wind, or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or would materially affect Western Wind or any of our subsidiaries.  An “informed person” means a director or executive officer of a reporting issuer; a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; any person or company who beneficially owns, directly or indirectly, voting shares of a reporting issuer or who exercises control or direction over shares of the reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer; and a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it hold any of its securities.

APPOINTMENT OF AUDITORS

Western Wind appointed Deloitte & Touche LLP (“Successor Auditor”), Chartered Accountants, as auditors of Western Wind, to fill the vacancy caused by the resignation of Ernst & Young LLP (“Former Auditor”), Chartered Accountants, effective January 16, 2008, to hold office for the ensuing year.  The reporting package consisting of a Notice of Change of Auditor, letter from the Successor Auditor and letter from the Former Auditor, copies of which are attached as Schedule “B” to this information circular, state that there have been no reservations in the Former Auditors’ reports up to and including the most recently completed fiscal year end, December 31, 2007, nor have there been any reportable events.  The recommendation to appoint Deloitte & Touche LLP to fill the vacancy in the position of auditor was approved by the board of directors of Western Wind.  The management of Western Wind will recommend to the Meeting to appoint Deloitte & Touche LLP as auditors of Western Wind for the ensuing year and to authorize the directors to fix their remuneration.

MANAGEMENT CONTRACTS

Pursuant to an agreement dated February 1, 2004, Mr. Ciachurski received consulting fees of approximately $12,000 per month for the fiscal years ended 2005 and 2006.  Effective February 1, 2007, Western Wind revised its compensation package with Mr. Ciachurski pursuant to which his monthly fee was increased to $22,500, excluding bonuses, for the fiscal year ended December 31, 2007.  Mr. Ciachurski, in addition to his duties as our Chief Executive Officer, provides us with various services, including negotiating land acquisitions and leases, advising on regulatory matters related to the wind energy sector, negotiating power purchase and transmission agreements with utilities and prospective customers, and negotiating our financing arrangements in Canada and the United States.  During the fiscal year ended 2005, Western Wind’s shareholders approved a bonus to Mr. Ciachurski of $700,000, payable in common shares at a deemed price of $1.64 per share.  All of the shares were issued to Mr. Ciachurski on November 29, 2007 and were subject to a four (4) month hold period.

See “Statement of Executive Compensation  Summary Compensation Table”.

Verde has entered into a consulting agreement dated February 8, 2002 with Cash A. Long (the Secretary and Treasurer of Verde), which provides for fees of US$250 per full day devoted to our business and the reimbursement of all expenses incurred to provide the services.  The agreement was extended until February 8, 2009.  Mr. Long’s compensation was changed to approximately US$9,000 per month.  The agreement also includes non-competition provisions prohibiting him from competing with our company for a period of two years from the termination of the agreement.  The agreement, however, permits Mr. Long to continue to render his services to Mogul Energy, a business partly owned by Mr. Long, which carries on substantially the same business as ours in California.  See “Statement of Executive Compensation  Summary Compensation Table”.

We paid J. Michael Boyd, a director of Western Wind and the President of Verde, US$86,000 during the year ended December 31, 2007 for consulting and management services.  Mr. Boyd is paid US$8,000 per month and is reimbursed for his expenses.

Since November 28, 2008, Mr. Christopher Thompson has been the Chief Financial Officer of Western Wind.  We paid Mr. Thompson a consulting fee of $15,000 per month for certain financial consulting services.  The consulting fees is exclusive of any bonuses and incentive stock options.  We also reimburse Mr. Thompson for certain expenses incurred in connection with the consulting services.

On November 30, 2007, we retained the services of Mr. George Salama who was appointed as the President of Western Solargenics Inc., a wholly-owned subsidiary of Western Wind.  In connection with Mr. Salama’s services as President, we will pay Mr. Salama a consulting fee of US$15,000 per month.

During the year ended December 31, 2007, Western Wind paid CorpFinance Advisory Services Inc., a company controlled by James Henning, the former Chief Financial Officer of Western Wind, a consulting fee of $15,000 per month plus reimbursement for expenses including rent.  Mr. Henning, through his company, provided financial consulting services to Western Wind as Chief Financial Officer until November 28, 2007 and, in an advisory capacity, until the end of January, 2008.  See “Statement of Executive Compensation  Summary Compensation Table”.

During the fiscal year ended December 31, 2007, an aggregate of $737,558 in cash compensation (not including bonuses) was paid to our directors and officers for consulting, project management, or management fees.

AUDIT COMMITTEE

The Audit Committee’s Charter

A copy of Western Wind’s Audit Committee Charter is attached as Schedule “C” to this Information Circular.

Composition of the Audit Committee

The following are currently the members of the Committee:

	Independent (1)	Financially Literate (1)
Robert C. Bryce	Y	Y
Claus Andrup	Y	Y
V. John Wardlow	Y	Y

(1)

As defined by Multilateral Instrument 52-110 (“MI 52-110”).

Western Wind is relying on the exemption provided under Section 6.1 of MI 52–110 for venture issuers which exempts venture issuers from the requirements of Part 5 (Reporting Obligations) of MI 52-110.  Part 5 requires that if management of an issuer solicits proxies from the shareholders for the purpose of electing directors, the issuer must include a cross-reference to the issuer’s AIF that contains additional information about the qualifications of its directors.  Western Wind has not filed an AIF.

Relevant Education and Experience

Mr. Bryce was, until October 25, 2007, non-executive Chairman of Western Wind.  Mr. Bryce has a Masters Degree in Business Administration and has gained financial literacy through his years of experience serving as a director of other reporting companies.  Mr. Andrup has gained financial literacy through his years of experience serving as a director of other reporting companies and as a director and treasurer of several not-for-profit organizations, including The Maple Ridge Historical Society.  Mr. Wardlow has gained financial literacy throughout his professional career, including his years of experience serving as a director of another reporting company, as a business agent for the Directors Guild of Canada, BC Branch and as a former restaurant owner.

Each audit committee member has had extensive experience reviewing financial statements.  Each member has an understanding of Western Wind’s business and has an appreciation for the relevant accounting principles for our business.

Audit Committee Oversight

At no time since the commencement of Western Wind’s most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of Western Wind’s most recently completed financial year has Western Wind relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

Pre-Approval Policies and Procedures

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading “External Auditors”.

External Auditor Service Fees (By Category)

The aggregate fees billed by Western Wind’s external auditors in each of the last two fiscal years for audit service fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
December 31, 2007 (1)(2)	$390,000	Nil	Nil	Nil
January 31, 2007	$400,000	Nil	$37,500	Nil

(1)

Western Wind changed its financial year end from January 31 to December 31 during 2007.

(2)

During 2007, Western Wind changed its auditors from Ernst & Young LLP to Deloitte & Touche LLP.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

Management is seeking shareholder approval to adopt a new stock option plan (the “New Stock Option Plan”) for Western Wind in accordance with, and subject to, the policies of the TSX Venture Exchange (the “Exchange”).  Our current incentive stock option plan (the “Current Stock Option Plan”) was approved by our shareholders at the annual general meeting held on October 25, 2007.  We propose to increase the number of shares issuable under the Current Stock Option Plan from 5,659,240 (approximately 20% of our issued and outstanding shares as of the date of our last annual general meeting) to the number equal to 20% of our issued and outstanding shares on June 11, 2008.

The purpose of the New Stock Option Plan will remain the same; namely, to encourage ownership of the common shares of Western Wind by persons (“Eligible Persons”) who are directors, senior officers and key employees of, as well as consultants and employees of management companies providing services to, Western Wind and/or our subsidiaries.  These individuals are primarily responsible for the management and profitable growth of our business or the business of our subsidiaries.  It is hoped that the New Stock Option Plan will continue to advance the interests of Western Wind and our subsidiaries by providing additional incentive for superior performance by all eligible recipients.  Given the competitive environment in which we operate our business, the New Stock Option Plan will assist us and our subsidiaries to attract and retain valued directors, senior officers, employees, consultants and management company employees.  Under the New Stock Option Plan, which will be subject to both shareholder and regulatory approval, a total equal to 20% of our issued and outstanding shares on June 11, 2008 (which includes all existing stock options) will be allotted and reserved for future issuance.

Terms of the New Stock Option Plan

The following summary is a brief description of the New Stock Option Plan and is qualified in its entirety by the full text of the New Stock Option Plan:

1.

The maximum number of shares that may be issued upon the exercise of stock options granted under the New Stock Option Plan may not exceed the number equal to 20% of our issued and outstanding shares on June 11, 2008.

2.

Stock options can be issued to persons who are directors, senior officers, employees and consultants of, or employees of management companies providing services to, Western Wind or any of our subsidiaries.

3.

The option price of any common share in respect of which an option may be granted under the New Stock Option Plan shall be fixed by the Board of Directors but shall be not less than the minimum price permitted by the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

4.

So long as Western Wind is classified as a “Tier 2 Issuer” by the Exchange, the vesting schedule shall provide for a vesting period of (i) in the case of options issued to consultants performing investor relations activities, at least 12 months with no more than 1/4 of the options vesting in any three month period; and (ii) in any other case, at least 18 months with vesting to occur equally on a quarterly basis.

5.

The number of options granted to any one individual in any 12 month period may not exceed 5% of the issued shares.

6.

The number of options granted to any one consultant in any 12 month period may not exceed 2% of the issued shares.

7.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purpose of the New Stock Option Plan.

8.

All options granted under the New Stock Option Plan may not have an expiry date exceeding five years from the date on which the Board of Directors grant and announce the granting of the option.

9.

If an optionee ceases to be (other than by reason of death or a change of control of Western Wind) an eligible recipient of options, then the option granted shall expire within 30 days after the date that the option holder ceases to be eligible, subject to the terms and conditions set out in the New Stock Option Plan.

10.

If an optionee ceases to be an eligible recipient of options by reason of death, an optionee’s heirs or administrators shall have until the earlier of:

(a)

one year from the death of the option holder; and

(b)

the expiry date of the options in which to exercise any portion of options outstanding at the time of death of the optionee.

11.

If an optionee ceases to be an eligible recipient of options by reason of a change of control of Western Wind all options, subject to regulatory approval, will immediately become vested.  Provided the optionee is not providing investor relations activities, any vested options will be exercisable for a period ending on the earlier of (i) 90 days from the date the optionee ceased to be an eligible recipient and (ii) the expiry date of the options.

12.

The New Stock Option Plan will be administered by the Board of Directors of Western Wind who will have the full authority and sole discretion to grant options under the New Stock Option Plan to any eligible recipient, including themselves.

13.

The options are not assignable or transferable by an optionee.

14.

The Board of Directors may from time to time, and subject to regulatory approval, amend or revise the terms of the New Stock Option Plan.

A copy of the New Stock Option Plan will be available for shareholders to review at the Meeting.

Disinterested Shareholder Approval of the New Stock Option Plan

The Exchange requires shareholder approval of any stock option plan that, together with all of a company’s other previously established stock option plans or grants, could result at any time in the number of listed shares reserved for issuance under stock options exceeding 10% of the outstanding listed shares.  The Exchange also requires that a company must obtain disinterested shareholder approval of stock options if, among other things, a stock option plan, together with all of a company’s previously established or proposed stock option grants, could result at any time in:

(a)

the number of shares reserved for issuance under stock options granted to insiders exceeding 10% of the issued shares; or

(b)

the grant to insiders, within a one year period, of a number of options exceeding 10% of the issued shares.

In such cases, a stock option plan must be approved by a majority of the votes cast by all shareholders at a general meeting, excluding votes attaching to shares beneficially owned by (i) insiders to whom options may be issued under the stock option plan; and (ii) associates of insiders to whom options may be issued under the stock option plan.  The people who are allowed to vote are referred to as “Disinterested Shareholders”.  The term “insider” is defined in the Securities Act (British Columbia) and includes, among other persons, directors and senior officers of Western Wind and its subsidiaries and shareholders owning more than 10% of the voting securities of Western Wind.

As the New Stock Option Plan, as amended, together with all of our company’s previously established or proposed stock option grants, could result in the circumstances described in paragraphs (a) and (b) above, we must obtain the approval of our Disinterested Shareholders for the amendment to the New Stock Option Plan.  For the purpose of the vote, all of the directors and officers of Western Wind and its subsidiaries and their associates will be considered insiders, such that they and their associates may not vote on the matter.

Accordingly, Disinterested Shareholders will be asked to consider and, if thought appropriate, to pass, with or without amendment, the Stock Option Plan Resolution set out in Schedule ”A” to this Information Circular.  In order to be effective, the Stock Option Plan Resolution must be approved by a majority of the votes cast in person or by proxy in respect thereof by the Disinterested Shareholders and approved by the Exchange.

ADDITIONAL INFORMATION

Additional information concerning Western Wind is available on SEDAR at www.sedar.com.  Financial information concerning Western Wind is provided in Western Wind’s comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2007 are also available on SEDAR.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF SHAREHOLDERS OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING.  HOWEVER, SHOULD ANY OTHER MATTERS WHICH ARE NOT KNOWN TO MANAGEMENT PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE FORM OF PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGEMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

THIS INFORMATION CIRCULAR HAS BEEN APPROVED BY THE BOARD OF DIRECTORS OF WESTERN WIND.

BY ORDER OF THE BOARD OF DIRECTORS

“Jeffrey J. Ciachurski”

Jeffrey J. Ciachurski, Chief Executive Officer

SCHEDULE “A”

SHAREHOLDERS’ RESOLUTIONS

STOCK OPTION PLAN RESOLUTION

“BE IT RESOLVED as an ordinary resolution of the Disinterested Shareholders, with or without amendment, that:

1.

The New Stock Option Plan as set forth in the Information Circular dated May 7, 2008 be approved and that the Board of Directors of Western Wind be authorized in their absolute discretion to establish and administer the New Stock Option Plan in accordance with its terms and conditions;

2.

The maximum number of common shares of Western Wind reserved for issuance under the New Stock Option Plan shall be the number equal to 20% of issued and outstanding common shares as at June 11, 2008;

3.

The Board of Directors be authorized on behalf of Western Wind to make any amendments to the New Stock Option Plan as may be required by regulatory authorities, without further approval of Western Wind’s Shareholders, in order to ensure adoption of the New Stock Option Plan; and

4.

Any one director of Western Wind be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary to desirable to give effect to this resolution, including making any amendments to the New Stock Option Plan as may be required by regulatory authorities, without further approval of our Shareholders.”

IMPLEMENTATION RESOLUTION

“BE IT RESOLVED, as an ordinary resolution, that the directors of Western Wind be and are hereby authorized and empowered to refrain from implementing any of the resolutions set out in Schedule “A” to Western Wind’s Information Circular dated May 7, 2008 should they consider, in their sole discretion, that the implementation of such resolution(s) is not in the best interests of Western Wind.”

SCHEDULE “B”

CHANGE OF AUDITOR NOTICE
Western Wind Energy Corp.
Section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations

Western Wind Energy Corp. (the "Corporation") reports that Ernst & Young LLP Chartered Accountants P() Box 10101 Pacific Centre, 700 West Georgia Street, Vancouver, BC V7Y 1C7 (the "Former Auditor") has resigned at the request of the Corporation. Western Wind has appointed Deloitte & Touche LLP. Chartered Accountants, of 1055 Dunsmuir Street, Suite 2800. P.O. Box 49729, Four Bentall Centre, Vancouver, British Columbia, V7X 1 P4 (the "Successor Auditor") as its auditor on January 8, 2008. Deloitte & Touche LLP indicated they were willing to accept this appointment subject to completing the required Change of Auditor Notice under National Instrument 51-102.

The Corporation confirms that there were no reservations in the audit reports included in the financial statements of the Corporation for the two most recently completed fiscal periods. The Corporation further confirms that there have been no reportable events (as defined in National Instrument 51-102) between the Corporation and the Former Auditor.

The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the Corporation's Audit Committee and Board of Directors.

DATED the 18th day of January, 2008

WESTERN WIND ENERGY CORP.

Per:

/s/ Chris Thompson

____________________

Christopher R. 'Thompson

Chief Financial Officer

Deloitte

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street 4 Bentail Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada
Tel: 604-640-3212
Fax: 604-899-8169
www.deloitte.ca

January 16. 2008

The British Columbia and Alberta Securities Commissions

c/o Mr. Chris Thompson
Chief Financial Officer

Western Wind Energy Corp.
1328 - 885 West Georgia St.
Vancouver, RC V6C' 3G1

To the British Columbia and Alberta Securities Regulatory Authorities

Subject: Change of Auditors - Western Wind Energy Corp.

We have received a copy of a Change of Auditors Notice dated January 15, 2008 for Western Wind Energy Corp. (the Company). As requested by management. per terms of National Instrument 51-102 Part 4.11 (6). we hereby confirm that.

1. We have reviewed the Company's change of auditor notice, and

2. The contents of that letter are consistent with our knowledge of the matters described therein.

Management has been requested to provide us with a copy of the letter that they will be obtain from the predecessor auditors; about matters related to the Company's change of auditor.

Sincerely.

Dan Rollins. CA
Partner

Deloitte & Touche LLP

cc: Chris Thompson

Member of

Deloitte Touche Tohmatsu

January 17, 2008

Alberta Securities Commission
Executive Director
4'h Floor, 300 – 5th  Avenue SW
Calgary, Alberta T2P 3C4

British Columbia Securities Commission
P.O. Box 10142

9th  Floor, 701 West Georgia Street
Vancouver, BC V7Y 1L2

Dear Sirs/Mesdames:

Re:

Western Wind Energy Corp.

 Change of Auditor Notice dated January 16th, 2008

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and

  •

  We are in agreement with the statements made in the first paragraph as they relate to Ernst & Young LLP. We have no basis to agree or disagree with these statements as they relate to Deloitte & Touche LLP Chartered Accountants.

  •

  We are in agreement with the statements made in the second paragraph.

  •

  We have no basis to agree or disagree with the statements contained in the third paragraph.

  Yours sincerely,

  Ernst & Young LLP

  cc: The Board of Directors

  A member firm of Ernst & Young Global Limited

SCHEDULE “C”

WESTERN WIND ENERGY CORP.

(the “Company”)

AUDIT COMMITTEE CHARTER

(Dated for Reference May 15, 2006)

MANDATE

The audit committee (the “Committee”) will assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reporting process, the system of internal control and the audit process.

COMPOSITION

The Committee shall be comprised of at least three members.  Each member must be a director of the Company.  A majority of the members of the Committee shall not be officers or employees of the company or of an affiliate of the Company.  At least one member of the Committee shall be financially literate.  All members of the Committee who are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of this Audit Committee Charter, the term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be appointed by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.  The Chair shall be financially literate.

MEETINGS

Meetings of the Committee shall be scheduled to take place at regular intervals and, in any event, not less frequently than quarterly.  Unless all members are present and waive notice, or those absent waive notice before or after a meeting, the Chairman will give Committee members 24 hours’ advance notice of each meeting and the matters to be discussed at it.  Notice may be given personally, by telephone, facsimile or e-mail.

The external auditor shall be given reasonable notice of, and be entitled to attend and speak at, each meeting of the Committee concerning the Company’s annual financial statements and, if the Committee feels it is necessary or appropriate, at any other meeting.  On request by the external auditor, the Chair shall call a meeting of the Committee to consider any matter that the external auditor believes should be brought to the attention of the Committee, the Board of Directors or the shareholders of the Company.

At each meeting of the Committee, a quorum shall consist of a majority of members that are not officers or employees of the Company or of an affiliate of the Company.  A member may participate in a meeting of the Committee in person or by telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other.

A member may participate in a meeting of the Committee by a communications medium other than telephone if all members participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all members who wish to participate in the meeting agree to such participation.

As part of its goal to foster open communication, the Committee may periodically meet separately with each of management and the external auditor to discuss any matters that the Committee or any of these groups believes would be appropriate to discuss privately.  In addition, the Committee should meet with the external auditor and management annually to review the Company’s financial statements.

The Committee may invite to its meetings any director, any manager of the Company, and any other person whom it deems appropriate to consult in order to carry out its responsibilities.  The Committee may also exclude from its meetings any person it deems appropriate to exclude in order to carry out its responsibilities.

RESPONSIBILITIES AND DUTIES

Financial Accounting and Reporting Process and Internal Controls

The Committee is responsible for reviewing the Company’s financial accounting and reporting process and system of internal control.  The Committee shall:

(a)

Review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the interim financial statements.

(b)

With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors and have meetings with the Company’s auditors without management present, as and when the Committee deems it appropriate to do so.  The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

(c)

Review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

(d)

Review and satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

(e)

Review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws, before the Company publicly discloses this information.

(f)

Meet no less frequently than annually with the external auditors and the Chief Financial Officer to review accounting practices, internal controls and such other matters as the Committee or Chief Financial Officer deem appropriate.

(g)

Inquire of management and the external auditors about significant financial risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

(h)

Review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

(i)

Establish procedures for:

(i)

the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(ii)

the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

Audit

External Auditor

The Committee has primary responsibility for the selection, appointment, dismissal and compensation and oversight of the external auditors, subject to the overall approval of the Board of Directors.  In carrying out this duty, the Committee shall:

(a)

Require the external auditor to report directly to the Committee.

(b)

Recommend to the Board of Directors the external auditor to be nominated at the annual general meeting for appointment as the external auditor for the ensuing year and the compensation for the external auditors, or, if applicable, the replacement of the external auditor.

(c)

Review, annually, the performance of the external auditor.

(d)

Review and confirm the independence of the external auditor.

(e)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the external auditor and former independent external auditor of the Company.

(f)

Pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Company’s external auditor.

Audit and Review Process and Results

The Committee is directly responsible for overseeing the work by the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) engaged for the purpose of preparing or issuing an audit report or performing other audit or review services for the Company.  The Committee shall:

(a)

Review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

(b)

Review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

(c)

Obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information with GAAP that were discussed with management, their ramifications, and the external auditors’ preferred treatment.

(d)

Ensure that all material written communications between the Company and the external auditors are sent to the Committee.

(e)

Review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

(f)

Review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

Other

(a)

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

(b)

Report regularly and on a timely basis to the Board of Directors on matters coming before the Committee.

(c)

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board of Directors for approval.

AUTHORITY

The Committee is authorized to:

(a)

to seek any information it requires from any employee of the Company in order to perform its duties;

(b)

to engage, at the Company’s expense, independent legal counsel or other professional advisors on any matter within the scope of the role and duties of the Committee under this Charter;

(c)

to set and pay the compensation for any advisors engaged by the Committee; and

(d)

to communicate directly with the internal and external auditors of the Company.

This Charter supersedes and replaces all prior charters and other terms of reference pertaining to the Committee.